Exhibit 99.1

Press Release

VTTI ENERGY PARTNERS LP ANNOUNCES ACQUISITION OF AN ADDITIONAL 6.6% INTEREST IN VTTI MLP B.V.

LONDON, July 1, 2015 - VTTI Energy Partners LP (NYSE: VTTI) (the “Partnership”) today announced that it has acquired an additional 6.6% economic interest in VTTI MLP B.V. (“VTTI Operating”) from VTTI MLP Partners B.V. for cash consideration of $75 million, effective as of July 1, 2015. The acquisition was financed by a loan from VTTI B.V. for the full amount of the cash consideration. Following the acquisition, the Partnership indirectly owns a total economic interest of 42.6% and a 51.0% indirect voting interest in VTTI Operating.

The acquisition of the additional economic interests in VTTI Operating is expected to be accretive to the Partnership’s distributable cash flow and represents the execution of the Partnership’s stated strategy of completing its first dropdown transaction within a year of its initial public offering.

The terms of the acquisition were approved by the board of directors of the general partner of the Partnership, based on the approval and recommendation of its conflicts committee. The conflicts committee was comprised entirely of independent directors and was advised by Evercore as to financial matters and Bracewell & Giuliani LLP as to legal matters.

About VTTI Energy Partners LP

VTTI Energy Partners LP is a fee-based, growth-oriented limited partnership, formed to own, operate, develop and acquire refined petroleum product and crude oil terminaling and related energy infrastructure assets on global scale. The Partnership’s assets include interests in a broad-based portfolio of six terminals that are strategically located in energy hubs of the world with a combined total storage capacity of 35.5 million barrels.

Forward Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and industry trends, the financial condition and liquidity, cash available for distribution and future capital expenditures are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, such matters as : future operating or financial results and future revenues and expenses; our future financial condition and liquidity; significant interruptions in the operations of our customers; future supply of, and demand for, refined petroleum products and crude oil; our ability to renew or extend terminaling services agreements; the credit risk of our customers; our ability to retain our key customers; including Vitol; operational hazards and unforeseen interruptions, including interruptions from terrorist attacks, hurricanes, floods or severe storms; volatility in energy prices; competition from other terminals; changes in trade patterns and the global flow of oil; future or pending acquisitions of terminals or other assets; business strategy, areas of possible expansion and expected capital spending or operating expenses; the ability of our customers to obtain access to shipping, barge facilities, third party pipelines or other transportation facilities; maintenance or remediation capital expenditures on our terminals; environmental and regulatory conditions, including changes in such laws relating to climate change or greenhouse gases; health and safety regulatory conditions, including changes in such laws; costs and liabilities in responding to contamination at our facilities; our ability to obtain financing; restrictions in our credit facilities, including expected compliance and effect of restrictive covenants in such facilities; fluctuations in currencies and interest rates; the adoption of derivatives legislation by Congress; our ability to retain key officers and personnel; the expected cost of, and our ability to comply with, governmental regulations and self-regulatory organization standards, as well as standard regulations imposed by our customers applicable to our business; risks associated with our international operations; compliance with the U.S. Foreign Corrupt Practices Act or the U.K. Bribery Act; risks associated with our potential business activities involving countries, entities, and individuals subject to restrictions imposed by U.S. or other governments; and tax liabilities associated with indirect taxes on the products we service. A further list and description of these risks, uncertainties and other factors can be found in our Annual Report filed on Form 20F which was filed with the United States Securities Exchange Commission on April 30, 2015 and is available via the SEC’s website at www.sec.gov. VTTI undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Contact:

VTTI Energy Partners LP

Robert Abbott, Chief Financial Officer

+44 20 3772 0110

Hill + Knowlton Strategies New York

Peter Poulos, +1 212 885 0588

Hill + Knowlton Strategies Amsterdam

Tanno Massar, +31 20 4044707